New York - AG	July 13, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Produces 3.3M Oz Silver and 46,545 Oz Gold (6.4M Silver Eqv. Oz) in the Second Quarter of 2021 - Announces Updated 2021 Guidance, New Board Appointment and Conference Call details

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the second quarter of 2021 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the recently acquired Jerritt Canyon Gold Mine, reached 6.4 million silver equivalent ounces consisting of 3.3 million ounces of silver and 46,545 ounces of gold. The Company’s financial results for the second quarter of 2021 are scheduled to be released on Monday, August 16, 2021.

SECOND QUARTER HIGHLIGHTS

•Total Production: The Company produced 6.4 million silver equivalent ounces consisting of 3.3 million ounces of silver and 46,545 ounces of gold, representing an increase of 13% and 95%, respectively, compared to the previous quarter primarily due to a 14% increase in silver equivalent production from the three operating Mexican mines and the inclusion of production from the Jerritt Canyon operation effective April 30, 2021.
•LNG Power at Santa Elena: The Liquified Natural Gas (“LNG”) facility at Santa Elena successfully reached full capacity after completing final ramp-up procedures in early May. Santa Elena is now the Company’s second operation that has been fully converted from diesel to low-cost LNG power.
•Stockpiling at Ermitaño: During the quarter, the Company began extracting low-grade mineralized material from the development of the test stope area from the Ermitaño deposit. As of July 5th, approximately 18,200 tonnes of mineralized material grading 2.2 g/t gold and 39 g/t silver have been placed in surface stockpiles. Over the next six months, an additional 40,000 to 50,000 tonnes of material is expected to be stockpiled on surface in anticipation of future processing at the Santa Elena processing plant in the first quarter of 2022.
•Jerritt Canyon Acquisition Completed – Early Exploration Success: During the quarter, the Company completed the acquisition of the Jerritt Canyon Gold Mine adding a fourth producing operation to its growing portfolio of assets. Post-closing of the acquisition, drill hole WT-151 intersected 76.2 metres of 1.65 g/t gold, including 7.6 metres of 4.63 g/t gold, at Waterpipe II. This area of the property is developing into a target with open pit potential. Over the next six to 12 months, the Company has planned an aggressive exploration program to follow-up and test more than 25 near-mine and greenfield targets.
•26 Active Drill Rigs: The Company completed a total of 53,608 metres in exploration drilling across the Company’s mines during the quarter. At the end of the quarter, a total of 26 exploration drill rigs were active consisting of 13 rigs at San Dimas, five at Jerritt Canyon, six rigs at Santa Elena and two rigs at La Encantada.

“The second quarter marked a major milestone for First Majestic,” stated Keith Neumeyer, President & CEO. “The acquisition of Jerritt Canyon not only gave us a new quarterly record in gold production, but it represents the Company’s first major investment outside of Mexico. The overall integration process of this new mine is going well and has included several site management changes designed to grow this important operation to production levels not seen for over 15 years. Similar to our turnaround story of San Dimas, we are planning to bring significant improvements to Jerritt Canyon but it will require time and investments to complete. Lastly, the exploration potential across Jerritt Canyon’s land package is extremely high for large, new discoveries and we are already planning to drill multiple exciting targets, such as Waterpipe II, over the next several quarters.”

PRODUCTION TABLE

	Q2 2021	Q2 2020	Y/Y Change	Q1 2021	Q/Q Change
Ore processed / tonnes milled	826,213	333,559	148%	614,245	35%
Total silver ounces produced	3,274,026	1,834,575	78%	2,908,024	13%
Gold ounces produced	46,545	15,764	195%	23,873	95%
Total production - ounces of silver equivalent	6,435,023	3,505,376	84%	4,540,296	42%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 826,213 tonnes, representing a 35% increase compared to the previous quarter. The increase in tonnes processed was primarily due to the acquisition of the Jerritt Canyon operation on April 30, 2021 and a 26% increase in production rates at Santa Elena resulting from continued improvements in underground ore deliveries.

Consolidated silver and gold grades in the quarter averaged 137 g/t and 1.80 g/t, respectively. Gold grades increased significantly by 43% when compared to the prior quarter due to the addition of Jerritt Canyon and higher gold grades at Santa Elena and San Dimas in the quarter.
Consolidated silver and gold recoveries averaged 90% and 91%, respectively, during the quarter.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	202,382	2,224	301	3.07	95%	96%	1,868,031	19,227	3,176,725
Jerrit Canyon	146,611	2,365	—	4.03	—%	84%	—	18,762	1,270,398
Santa Elena	234,381	2,576	81	1.17	93%	96%	565,453	8,453	1,140,398
La Encantada	242,839	2,669	138	0.02	78%	90%	840,541	102	847,502
Total	826,213	9,079	137	1.80	90%	91%	3,274,026	46,545	6,435,023
*Jerritt Canyon production was over a 62 day period from April 30, 2021 to June 30, 2021.
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $26.26 per ounce, Gold: $1,794 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 1,868,031 ounces of silver and 19,227 ounces of gold representing an increase of 9% and 10%, respectively, compared to the prior quarter for total production of 3,176,725 silver equivalent ounces.

•The mill processed a total of 202,382 tonnes with average silver and gold grades of 301 g/t and 3.07 g/t, respectively.
•Silver and gold recoveries during the quarter averaged 95% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 62% and 28%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 10% of total production in the quarter.
•A total of 13 drill rigs, consisting of two surface rigs and 11 underground rigs, were active at the end of the quarter.

At the Jerritt Canyon Gold Mine:

•Since taking control of Jerritt Canyon on April 30, 2021, the operation produced 18,762 ounces of gold during the months of May and June.
•The mill processed a total of 146,611 tonnes with an average gold grade and recovery of 4.03 g/t and 84%, respectively. Increased ore development rates and lower ore grade from development activities resulted in higher tonnage with lower average ore grades processed in the plant. In the second half of the 2021, production rates at Jerritt Canyon are expected to average 2,250 tpd with estimated average gold grades of 5.30 g/t.
•The SSX and Smith mines contributed approximately 51% and 28%, respectively, of the total production during the quarter. In addition, numerous surface areas contributed approximately 21% of total production during the quarter.
•The Company has identified over 25 exploration drill targets that are currently permitted to drill or in the process of permitting. A key focus will be on the Waterpipe II area that has developed into a target with open pit potential. In June, drill hole WT-151 intersected 76.2 metres of 1.65 g/t gold, including 7.6 metres of 4.63 g/t gold, at Waterpipe II. Over the next six to 12 months, the Company has planned an aggressive exploration program to follow-up and test these high-priority, near-mine and greenfield targets.
•During the quarter, the Company received permitting to lift tailings storage facility #2 (“TSF2”). Initial lift preparation and construction activities began in June with completion expected in the fourth quarter. The lift will provide over two years of additional deposition storage for tailing material at the site.
•A total of five drill rigs, consisting of two surface rigs and three underground rigs, were active at the end of the quarter.

At the Santa Elena Silver/Gold Mine:

•During the quarter, Santa Elena produced 565,453 ounces of silver and 8,453 ounces of gold representing an increase of 25% and 34%, respectively, compared to the prior quarter for total production of 1,140,398 silver equivalent ounces.
•The mill processed a total of 234,381 tonnes consisting of 166,969 tonnes of underground ore and 67,412 tonnes from the existing heap leach pad. Underground production rates returned to normal operating levels following multiple improvements made in mining methods at the Main, Alejandra de Bajo and America veins.
•Silver and gold grades from underground ore averaged 100 g/t and 1.39 g/t, respectively, while silver and gold grades from the heap leach pad averaged 33 g/t and 0.62 g/t, respectively.
•Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter.

•Santa Elena’s new LNG power plant reached designed operating rates in early May and is now supplying full power requirements to the Santa Elena operation. This conversion from diesel to LNG is expected to significantly reduce energy costs and greenhouse gas emissions in the second half of the year.
•At the Ermitaño project near Santa Elena, the Company completed 1,618 metres of underground development during the quarter. Extraction of low-grade mineralized material from the development of the test stope area from the Ermitaño orebody began in the quarter with approximately 18,200 tonnes of mineralized material grading 2.2 g/t gold and 39 g/t silver being placed in surface stockpiles. Over the next six months, an additional 40,000 to 50,000 tonnes of material is expected to be stockpiled on surface in anticipation of future processing at the Santa Elena processing plant in the first quarter of 2022. In addition, construction supporting surface facilities and infrastructure, and the main access road connecting the new mine to the Santa Elena processing plant commenced.
•A total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at the end of the quarter.

At the La Encantada Silver Mine:

•During the quarter, La Encantada processed 242,839 tonnes of ore and produced 840,541 ounces of silver, representing a 14% increase in ounces compared to the prior quarter.
•Silver grades and recoveries during the quarter averaged 138 g/t and 78%, respectively.
•The La Prieta and San Javier caving areas contributed approximately 73% and 3%, respectively, of the total production during the quarter. In addition, previously mined “Chorros” areas contributed approximately 24% of total production during the quarter.
•A total of two drill rigs, consisting of one surface rig and one underground rig, were active at the end of the quarter.
•Optimization of plant facilities and improvements to the La Encantada camp advanced during the second quarter, including work on installation of an additional LNG generator and LNG storage tanks.

JERRITT CANYON OPTIMIZATION PLANS

Given its extensive 40-year production history in Nevada, Jerritt Canyon is one of the state’s most prominent gold mines. However, the operation has suffered from a lack of investment in exploration and development in recent years. First Majestic is planning to deploy capital towards exploration, underground development and plant optimization at the operation with the objective of increasing production rates, reducing costs and extending mine life of the asset.

Since the acquisition announcement in January 2021, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 24 months to improve production and reduce costs at the mine and processing plant, including:

1.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities
2.Obtain permit for potential pushbacks of past-producing open pits for future mill feed
3.Test over 25 high-priority exploration targets, both near-mine and greenfield

4.Evaluate ore purchase/toll milling opportunities with third parties to fill roaster excess capacity
5.Execute roaster debottleneck study for future expansion
6.Optimize water treatment plant for mine dewatering prioritization
7.Complete lift upgrade of TFS2 and develop a long-term TSF plan

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results below and are expected to take several quarters to materialize.

OUTLOOK

Following the acquisition of the Jerritt Canyon operation, the Company has revised its annual production guidance to incorporate the following operational adjustments:

1.The addition of approximately 72,000 to 79,000 ounces of gold (or 5.1 to 5.6 million silver equivalent ounces) production in 2021 from Jerritt Canyon. On an annualized rate, Jerritt Canyon is projected to produce 104,000 to 110,000 ounces of gold (or 7.9 to 8.4 million silver equivalent ounces) without taking into account any of the anticipated benefits from the Company's optimization plans.
2.At San Dimas, plant throughput is expected to increase 8% to an average of 2,400 tpd in the second half of 2021 compared to 2,220 tpd in the first half of 2021. Silver and gold grades are expected to improve and average 342 g/t silver and 3.55 g/t gold in the second half of 2021 compared to 293 g/t silver and 2.95 g/t gold in the first half of 2021.
3.At Santa Elena, plant throughput is expected to increase 16% to an average of 2,700 tpd in the second half of 2021 compared to 2,319 tpd in the first half of 2021. Blended silver and gold grades from the heap leach pad together with fresh underground ore are expected to increase and average 95 g/t silver and 1.07 g/t gold in the second half of 2021 compared to 82 g/t silver and 1.14 g/t gold in the first half of 2021.
4.At La Encantada, plant throughput is expected to increase 5% to an average of 2,750 tpd in the second half of 2021 compared to 2,609 tpd in the first half of 2021. Silver grades are expected to average 146 g/t silver in the second half of 2021 compared to 134 g/t silver in the first half of 2021.

As a result of these operational modifications, total production in 2021 is expected to increase to a range of 25.7 to 27.5 million silver equivalent ounces consisting of 13.0 to 13.8 million ounces of silver and 181,000 to 194,000 ounces of gold. This compares to the previous annual production guidance of 20.6 to 22.9 million silver equivalent ounces consisting of 12.5 to 13.9 million ounces of silver and 100,000 to 112,000 ounces of gold.

The Company is also providing guidance for the second half of 2021 on a mine-by-mine basis below. Cash costs and AISC are on a per payable silver equivalent ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were updated to the following: $25.00/oz for silver (previously $22.50/oz), $1,800/oz for gold (unchanged), MXN:USD 20:1 (unchanged). As result of the lower silver-to-gold ratio used in the updated guidance, the Company has reduced its estimated 2021 production by 0.9 million silver equivalent ounces.

GUIDANCE FOR SECOND HALF OF 2021

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	4.0 – 4.5	43 – 48	7.1 – 7.9	7.39 – 7.84	10.43 – 11.21
Santa Elena, Mexico	1.2 – 1.4	14 – 16	2.3 – 2.5	14.07 – 14.91	17.72 – 18.97
La Encantada, Mexico	1.5 – 1.7	–	1.5 – 1.7	13.29 – 14.08	15.57 – 16.60
Mexico Consolidated:	6.7 – 7.6	57 – 64	10.9 – 12.1	9.81 – 11.29	14.86 – 16.86

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	54 – 60	3.9 – 4.3	1,365 – 1,447	1,816 – 1,949
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	6.7 – 7.6	111 - 124	14.8 - 16.4	12.20 – 13.60	17.57 – 19.53
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.31 to $1.41 per payable silver equivalent ounce.
*Jerritt Canyon Gold’s AISC includes the impact of $12.3 million investment in the TSF2 expansion lift, or $206 to $230 per AuEq ounce.

In the second half of 2021, the Company expects total production of between 14.8 to 16.4 million silver equivalent ounces consisting of 6.7 to 7.6 million ounces of silver and 111,000 to 124,000 ounces of gold. This represents a 44% increase to the midpoint of guidance when compared to 10.8 million silver equivalent ounces produced in the first half of 2021.
A mine-by-mine breakdown of the revised full year 2021 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

GUIDANCE FOR FULL YEAR 2021

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	7.6 – 8.1	80 – 85	13.2 – 14.0	8.51 – 8.82	12.04 – 12.56
Santa Elena, Mexico	2.3 – 2.4	29 – 31	4.3 – 4.6	15.74 – 16.29	19.97 – 20.77
La Encantada, Mexico	3.1 – 3.3	–	3.1 – 3.3	13.39 – 13.78	15.73 – 16.25
Mexico Consolidated:	13.0 – 13.8	109 – 115	20.6 – 21.9	10.75 – 11.12	15.77 – 16.43

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	72 – 79	5.1 – 5.6	1,381 – 1,443	1,785 – 1,881
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	13.0 – 13.8	181 – 194	25.7 – 27.5	12.52 – 12.96	17.86 – 18.63
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.26 to $1.32 per payable silver ounce.
*Jerritt Canyon Gold’s AISC includes the impact of the $12.3 million investment in the TSF2 expansion lift, or $157 to $170 per AuEq ounce.

Annual cash costs are now expected to be within the range of $12.52 to $12.96 per ounce, compared to the previous guidance of $9.52 to $10.10 per ounce, primarily due to the addition of the Jerritt Canyon operation and higher development costs at Santa Elena. In addition, annual all-in sustaining costs are now expected to be within a range of $17.86 to $18.63 per ounce, compared to the previous guidance of $14.81 to $15.99 per ounce. Many of the anticipated cost benefits at Jerritt Canyon are not yet reflected in the forecasted operating results above and is expected to take several quarters to materialize.

REVISED CAPITAL BUDGET

The Company has updated its 2021 capital budget to include the Jerritt Canyon operation as well as the reallocation of capital for development and exploration across its operations. As a result, total capital investments for 2021 are now estimated at $205.3 million, consisting of $84.2 million for sustaining requirements and $121.1 million for expansionary projects. This represents a 22% increase compared to the original 2021 capital budget of $168.4 million primarily due to the inclusion of the Jerritt Canyon operation and additional investments in underground development at Santa Elena. The revised budget includes $92.2 million to be spent on underground development, $52.9 million towards property, plant and equipment, $35.1 million in exploration and $25.2 million towards corporate projects. On a mine-by-mine basis, capital expenditures in the second half of 2021 are estimated to be $23.0 million at San Dimas, $34.4 million at Jerritt Canyon, $36.6 million at Santa Elena (includes $22.7 million at Ermitaño) and $6.1 million at La Encantada.

Revised 2021 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	47.1	45.1	92.2
Exploration	0.5	34.6	35.1
Property, Plant and Equipment	33.7	19.2	52.9
Corporate Projects	3.0	22.2	25.2
Total	$84.2	$121.1	$205.3
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

Under the revised 2021 budget, the Company is now expecting to complete a total of 50,495 metres of underground development, representing a 7% increase compared to the original budget of 47,000 metres. In addition, the Company is now planning to complete a total of approximately 217,600 metres of exploration drilling in 2021, representing a 18% increase compared to the original budget of 184,150 metres, primarily due the addition of approximately 52,800 metres of exploration drilling planned at Jerritt Canyon.

APPOINTMENT OF NEW DIRECTOR

The Board of Directors have appointed Colette Rustad as a Director of the Company effective July 1, 2021.

Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors.

She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals and held executive positions at Barrick Africa, VP & CFO; Goldcorp Inc, Senior Vice-President Treasurer and Controller; EY Toronto, Senior Manager and Alio Gold, EVP & CFO. She is a Chartered Professional Accountant (CA) and has a Bachelor of Commerce from the University of Calgary and completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania.

CONFERENCE CALL

The Company will be holding a conference call and webcast tomorrow, Wednesday, July 14, 2021 at 8am PDT (11 am EDT).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340
Toll Free Germany: 0800 180 1954
Toll Free UK: 0808 101 2791

Participants should dial in 10 minutes prior to the conference. Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free: 1-800-319-6413
Outside Canada & USA: 1-604-638-9010
Access Code: 7343 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

Q2 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its second quarter 2021 unaudited financial results, and to announce the second quarter dividend payment, and shareholder record and payable dates on Monday, August 16, 2021.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; integration of operations; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; reduction of costs and emissions as a result of adoption of LNG power; capital projects and exploration activities and the possible results thereof; optimization plans at the Jerritt Canyon mine and the anticipated benefits thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.